LONGFELLOW INVESTMENT MANAGEMENT

Code of Ethics for Employees

This Code of Ethics (“the Code”) is adopted in accordance with rules implemented by the Securities and Exchange Commission (the “SEC”) pursuant to Section 406 of the Sarbanes- Oxley Act of 2002. The Code is applicable to all employees.

The Code is intended to reflect fiduciary principles that govern the conduct of Longfellow and its employees in the performance of its duties as an investment advisor as defined under the Advisors Act in providing advice to advisory clients (“clients”).

The purpose of the Code is to provide written standards that are reasonably designed to deter wrongdoing and to promote:

➢	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

➢ full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in other public communications made by Longfellow; ➢ compliance with applicable governmental laws, rules, and regulations; ➢ the prompt internal reporting of violations of the Code; and ➢ accountability for adherence to the Code.

Only by conducting business in accordance with the highest ethical, legal and moral standard can Longfellow achieve its goals. Since corporate behavior begins with individual behavior by employees we have adopted the Code so that employees may know the individual ethical, legal and moral standards expected of them by the Company.

We urge each employee, no matter how long he or she may have been affiliated with Longfellow, to study this Code and to review it periodically. Abiding by its letter and its spirit is important to each employee’s personal success and to the success of Longfellow.

Duty to Clients

The Company has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients. The Company has a duty of loyalty to clients and must act with reasonable care and exercise prudent judgment. The company must deal fairly and act objectively with all clients when making investment recommendations, taking investment actions, or providing investment analysis.

Privacy of Client Information

The Company will not disclose any nonpublic information about a Client to any nonaffiliated third party unless: a) the information concerns illegal activities on the part of the client, b) disclosure is required by law, or c) the Client expressly gives permission to the Company to do so.

Conflicts of Interest; Honest and Ethical Conduct.

The success of the Company depends on the public’s confidence in the integrity and professionalism of its employees. Each employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each employee is expected to: ➢ Avoid conflicts of interest wherever possible; ➢ Handle any actual or apparent conflict of interest ethically;

➢ Not use his or her personal influence or personal relationships to influence investment decisions whereby the employee would benefit personally to the detriment of a client; ➢ Not use knowledge of portfolio transactions made or contemplated for a client to profit, or cause others to profit, by the market effect of such transactions.

Employees are expected to carefully consider the following as potential conflicts of interest: ➢ Any outside business activity; ➢ Service as a director on the board of any other company; ➢ Receipt of gifts in excess of a nominal amount;

➢	Receipt of entertainment that is not reasonable in cost or appropriate as to time, place and frequency.

Whenever a question arises dealing with ethical standards or potential conflicts of interest, it is the responsibility of the employee to raise the question with the CCO to resolve the issue.

Personal Securities Trading

All "access persons" must report their personal securities transactions and holdings to the CCO for review. Longfellow has deemed all employees to be “access person”, thus each employee is required to provide the following reports: Annual Holdings Report: A holdings report must be submitted to the CCO upon employment and annually thereafter, which contains, at minimum:

➢ the title and type of security, and as applicable the exchange ticker symbol or cusip number; ➢ the number of shares, and principal amount of each “covered security” in which the employee has any direct or indirect “beneficial ownership”; ➢ the name of any broker/dealer or custodian with which the employee maintains an account in which any securities are held for the employee’s direct or indirect benefit; and

➢ the date of the report.

Quarterly Transaction Reports. Not later than 30 days after the end of each calendar quarter all employees will furnish the CCO with a Report of securities transactions which will include:

➢ The name of the employee;

➢ The identity and amount of the security;

➢ The date and nature (buy, sell, etc.) of the transaction;

➢ The price at which the transaction was effected;

➢ The name of the broker/dealer where the transaction was executed.

➢ Whether the employee is the “beneficial” owner.

The Reporting of Personal Securities Transactions section of Longfellow' Compliance Manual fully details these reporting requirements.

Business Gifts and Entertainment.

Employees are expected to abide by Longfellow’s Gift and Entertainment Policy which mandates periodic reports that must be submitted to the CCO for review. Any employee who is unsure of the appropriateness of a gift or proposed entertainment should consult with the CCO.

Reporting Violations

Each employee is expected to discharge his or her responsibilities in full compliance with this Code. Each employee is responsible for the prompt reporting of any existing or potential violations of the Code to the CCO. Failure to do so is itself a violation of the Code. No employee shall retaliate against any other for reports of potential violations that are made in good faith. Any such retaliation would, in itself, be considered a violation of the Code.

Accountability for Implementation

Any infraction of applicable law or of this Code will subject an employee to disciplinary actions up to and including termination. In addition, disciplinary measures will apply to any employee who directs or approves of any infraction, or who has or should have knowledge of any infraction and does not act promptly to report or correct it. The CCO is responsible for applying the Code to specific situations in which questions arise and has the authority to interpret the Code in any particular situation. The CCO shall have authority to take action that she/he considers appropriate to investigate any actual or potential violations reported under The Code. The CCO is responsible for granting waivers from provisions of the Code and for determining sanctions for violations of the Code.

Certification

Longfellow shall provide a copy of this Code of Ethics and any amendments thereto to all employees at the time they become employed and annually thereafter. All employees must acknowledge each receipt of this Code of Ethics and any amendments thereto by executing Longfellow’s Code of Ethics receipt of Policies and Agreement to Abide certificate.